Exhibit 99.25

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CREAM MINERALS LIMITED (the "Company ")

Suite 1400 – 570 Granville Street Vancouver, British Columbia V6C 3P1

Tel:

604-687-4622

Fax:

604-687-4212

ITEM 2.

DATE OF MATERIAL CHANGE

May 30, 2011

ITEM 3.

NEWS RELEASE

Issued June 1, 2011 and distributed through the facilities of Marketwire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Further  to  its news release dated  June 1,  2011,  the  Company  has appointed Angela  Yap  to  be  the  Chief  Financial  Officer  and  Mary  Davies  to  be  the Corporate Secretary of the Company effective May 30, 2011.  Ms. Yap is granted a total of 600,000 stock options which options will vest immediately and are exerciseable at a price of $0.22 per share on or before June 1, 2016.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

5.1

Full Description of Material Change

Please see attached news release.

5.2

Disclosure for Restructuring Transactions

Not applicable.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-

102

Not applicable.

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Michael O'Connor, Chief Executive Officer

Telephone:

604-687-4622

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 3rd day of June, 2011.

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C. V6C 3P1

www.creamminerals.com

June 1, 2011

TSX Venture Exchange Symbol: CMA

                                                                                    U.S. 20-F Registration: 000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange: DFL

CREAM MINERALS APPOINTS NEW OFFICERS

Vancouver, BC – June 1, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased announce that Ms. Angela Yap has been appointed the Chief Financial Officer of the Company effective May 30, 2011. Angela Yap, Chief Financial Officer, brings to Cream Minerals, over thirteen years of accounting and financial management experience.  Angela began her career at KPMG in the resource group auditing mining and forestry companies, and then transferred to KPMG’s tax group.   In 2003 Angela moved to private industry and has held successively senior positions, most recently as Director of Corporate Accounting with the Anthem Properties Group.  Angela holds a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant.

The Company is also pleased to announce the appointment of Ms. Mary Davies as Corporate Secretary of the Company.

The Company would like to thank Ms. Shannon Ross, who served as Chief Financial Officer and Corporate Secretary of the Company since 2000, for her years of valuable and dedicated service to the Company.

In connection with her appointment, Ms. Yap has been granted a total of 600,000 stock options which options will vest immediately and are exercisable at a price of $0.22 per share, on or before June 1,

2016.

Cream Minerals is a silver-gold exploration company. The Company’s flagship project is the Nuevo Milenio silver – gold property, Nayarit Sate, Mexico. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Michael E. O'Connor

President & CEO

Frank A. Lang

Chairman

Robert Paul

Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.